CHINA CORD BLOOD CORPORATION
48/F Bank of China Tower
1 Garden Road, Hong Kong

November 16, 2009

John Reynolds
Assistant Director
United States Securities and Exchange
Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: China Cord Blood Corporation (the "Company")
Registration Statement on Form F-1 (Registration No. 333-161602) (the "Registration Statement")

Dear Mr. Reynolds:

In accordance with Rule 461 and Rule 430A under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date and time of the above referenced Registration Statement and the Company's Registration Statement on Form 8-A filed under the Securities Exchange Act of 1934, as amended, be accelerated to 5:30 p.m. on November 18, 2009 or as soon thereafter as practicable.

The Company hereby acknowledges that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Very truly yours,

CHINA CORD BLOOD CORPORATION

By: ______________________
Name: Albert Chen
Title: Chief Financial Officer

RODMAN & RENSHAW

November 16, 2009

VIA FACSIMILE AND VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington DC 20549

Re: China Cord Blood Corporation
Registration Statement on Form F-1
File No. 333-161602

Ladies and Gentleman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), the undersigned hereby joins in the request of China Cord Blood Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:30 p.m. EST on Wednesday, November 18, 2009, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between October 29, 2009 and the date hereof, 1,000 copies of the Preliminary Prospectus, dated October 29, 2009, have been distributed as follows: 443 to prospective underwriters and dealers, 125 to institutional investors, 110 to retail investors and 5 to others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Rodman & Renshaw, LLC
As Representative of the Several Underwriters

By: Rodman & Renshaw, LLC

By: ______________________
Name: David Horin
Title: CFO

NYSE Euronext

Edwin Mecabe
DIRECTOR
CORPORATE ACTIONS AND
MARKET WATCH

20 Broad Street 17th Floor
New York, NY 10005
T +1 212 656 5026
F +1 212 656 5893
emecabe@nyx.com

November 16, 2009

Ms. Velma T. Smith
Branch Chief
Securities and Exchange Commission
Branch of Filer Support 2
Room 2531
100 F Street, NE
Washington, DC 20549

Dear Ms. Smith:

The New York Stock Exchange certifies approval for listing and registration under the Exchange Act of 1933, CHINA CORD BLOOD CORPORATION, Ordinary Shares, $0.0001 par value. The NYSE requests simultaneous acceleration of registration of the Securities Exchange Act of 1934, together with the 1933 Act. Adequate distribution assured. Form 8-A received on November 12, 2009. Tentative listing date -- November 19, 2009.

Sincerely,

Edwin